

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Bill J. Hodson
Chief Executive Officer
LiveWire Ergogenics, Inc.
1600 North Kraemer Boulevard
Anaheim, CA 92806

> **Re: LiveWire Ergogenics, Inc.**
> **Pre-qualification Amendment 4 to Offering Statement on Form 1-A**
> **Filed July 23, 2020**
> **File No. 24-11205**

Dear Mr. Hodson:

We have reviewed your amended offering statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

Pre-qualification Amendment 4 on Form 1-A filed July 23, 2020

Signatures, page 36

1. The date in the first paragraph of text is incorrect. Please revise to include the most recent practicable date.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William R. Eilers, Esq.